Exhibit (a)(5)(H)
THE HOME DEPOT COMMENTS ON PENDING SALE OF HD SUPPLY;
AMENDS TENDER OFFER
ATLANTA, August 9, 2007 — The Home Depot® announced today that it is in discussions with affiliates of Bain Capital Partners, The Carlyle Group and Clayton, Dubilier & Rice for the purpose of restructuring the previously announced agreement for the sale of HD Supply. These discussions could result, among other things, in material changes to the terms and financing of the transaction, including a reduction in the $10.325 billion purchase price.
Tender Offer Update
On July 10, The Home Depot announced a modified “Dutch auction” tender offer to purchase up to 250 million shares of its common stock at a price between $39 and $44. However, in view of current financial market conditions, the Company will amend the terms of the tender offer to reduce the price range to between $37 and $42 per share. The Company will also extend the expiration date of the tender offer to 5 p.m., Eastern Time, on August 31, 2007. The tender offer is not conditioned on the closing of the sale of HD Supply. The Company remains committed to its recapitalization plan announced on June 19, 2007.
Shareholders will receive a Supplement to the Offer to Purchase and an Amended Letter of Transmittal. Shareholders who have already tendered shares at a price between $39 and $42 or who have tendered shares at the price determined under the offer and do not wish to change that direction, will not need to take any action in response to this revised offering. If such holders desire to change their tender offer price, they will need to withdraw their tender and retender their shares at that different price. However, the tender offers of those who have tendered at $42.25 — $44.00 will not be valid and those shareholders need to submit new tenders if they desire to tender their shares.
Under terms of the tender offer, shareholders are given an opportunity to specify prices, within the stated price range, at which they are willing to tender shares. Upon receipt of the tenders, The Home Depot will select a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the Company-selected price. There is no guarantee that shares tendered will be purchased. The Home Depot may purchase up to an additional 39.5 million shares in the tender offer without extending the expiration date.
The Home Depot said the tender offer will give shareholders who are considering the sale of all or a portion of their shares an opportunity to determine the price, within a range, at which they are willing to sell. If the Company purchases their shares, the shareholders who tender may avoid the normal transaction costs associated with market sales. The Company is not making any recommendation to its shareholders regarding the tendering of shares.
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Additional information relating to the amendments to the tender offer described in this press release will be contained in a Supplement to the Offer to Purchase, which will be sent to shareholders and filed with the Securities and Exchange Commission with an amendment to the Tender Offer Statement on Schedule TO, previously filed by the Company. The Supplement and related materials will also be available at ir.homedepot.com/edgar.cfm.
As of close of business on Wednesday, August 08, 2007, the total number of shares tendered was 3,052,214.
The Home Depot® is the world’s largest home improvement specialty retailer, with 2,202 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, 10 Canadian provinces, Mexico and China. In fiscal 2006, The Home Depot had sales of $90.8 billion and earnings of $5.8 billion. The Company employs approximately 364,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index.
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This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as they may be further amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, and other documents filed with the Securities and Exchange Commission at the Commission’s Web site at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.
Certain statements contained herein, including any statements related to the sale of HD Supply, the Company’s tender offer, and the Company’s recapitalization plan, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to: the outcome of the discussions regarding the possible restructuring of the sale of HD Supply, including the terms thereof, and the timing and uncertainty of closing of such transaction; and the success of the tender offer, as it may be amended from time to time. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding these and other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007 and in the Offer to Purchase related to the tender offer.

For more information, contact:
Financial Community	News Media
Diane Dayhoff	Paula Drake
Sr. Vice President of Investor Relations	Sr. Manager — Corporate Communications
(770) 384-2666	(941) 488-1289
diane_dayhoff@homedepot.com	paula_drake@homedepot.com